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                                                                    EXHIBIT 7.11


             SHEPARD RAISES OFFER TO $30.00 FOR 8,000,000 SHARES OF
                        STATE AUTO FINANCIAL CORPORATION

Bloomington, Illinois, June 23, 2003 - Investor Greg Shepard, who owns approximately 5% of State Auto Financial Corporation (NASDAQ "STFC"), by letter today offered to commence a tender offer for 8,000,000 of STFC's 10,896,332 public shares for $30.00 per share. Mr. Shepard stated that he would not tender his shares in the public tender offer, and that State Auto Mutual, and all directors and executive officers of State Auto Mutual and STFC would have to agree not to tender any of their shares. He also stated that his proposal would not involve the incurrence of any debt by State Auto Mutual, STFC or their subsidiaries or affiliates. STFC would not cash out its outstanding stock options. Any transaction Shepard might negotiate would be subject to customary due diligence, and be conditioned on his nominees representing a majority of the boards of directors of STFC, State Auto Mutual and its insurance subsidiaries and affiliates.

In his letter, Shepard stated: "The many business benefits of this proposal are obvious. Not only is the current State Auto Mutual/STFC structure preserved, but State Auto Mutual's 26.3 million STFC common shares could be expected to rise in value significantly above their March 31, 2003 close of $16.90; perhaps increasing State Auto Mutual's financial strength by more than $200 million. My proposal provides those stockholders who now desire to sell their shares an extraordinary opportunity to do so. The remaining shareholders can rest assured that I am committed to enhancing - not ignoring - value for investors."

Shepard asked for a response to his proposal before June 30, 2003 so that negotiations could begin.

ADDITIONAL INFORMATION RELATING TO MR. SHEPARD'S PROPOSAL IS CONTAINED IN THE
SCHEDULE 13D FILED BY GREGORY M. SHEPARD WITH RESPECT TO STATE AUTO FINANCIAL CORPORATION. THAT SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov.